SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Enzo Biochem, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

294100102

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		309,401
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

309,401
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 294100102

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,110,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,110,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,110,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 294100102

1	NAME OF REPORTING PERSON

Lorrie A. Carr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 294100102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Enzo Biochem, Inc., a New York corporation (the “Issuer”). The address of the principal executive office of the Issuer is 527 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”), with respect to the Shares directly and beneficially owned by it;

(ii)	Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation; and

(iii)	Lorrie A. Carr.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Ms. Carr is 3009 Damsel Sauvage Lane, Lewisville, Texas 75056. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c) The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor and principal of Fondren Management LP, a private investment management company. The principal occupation of Ms. Carr is serving as a consultant in the biopharmaceutical and specialty pharmacy sectors.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Radoff and Ms. Carr are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

CUSIP No. 294100102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 309,401 Shares directly owned by the Radoff Foundation is approximately $1,037,248, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,800,599 Shares directly owned by Mr. Radoff is approximately $8,659,967, including brokerage commissions.

Item 4.	Purpose of Transaction.

On September 3, 2021, Mr. Radoff delivered a letter to the Issuer nominating himself for election to the Board of Directors of the Issuer (the “Board”) at the 2021 annual meeting of shareholders (the “Annual Meeting”). Due to the unusual nature of the Issuer’s advance notice provisions for director nominations, on September 7, 2021 Mr. Radoff delivered an additional letter to the Issuer nominating himself for election to the Board at the Annual Meeting. On September 29, 2021, Mr. Radoff delivered a supplement to his nomination notice notifying the Issuer of his additional nomination of Lorrie A. Carr for election to the Board at the Annual Meeting, and has therefore nominated two candidates, Lorrie A. Carr and Bradley L. Radoff (the “Nominees”), for election to the Board at the Annual Meeting.

Mr. Radoff nominated the Nominees for election to the Board at the Annual Meeting because he believes that the Issuer desperately needs to improve its corporate governance practices and refresh the Board in order to generate shareholder value. Not only has the incumbent Board overseen drastic Share price underperformance, it has routinely disregarded the will of shareholders, including by failing to accept the resignation of Dr. Elazar Rabbani following his failure to receive a majority of the votes cast at the 2020 annual meeting of shareholders despite the Issuer’s majority voting standard in uncontested elections.

Mr. Radoff is particularly concerned that the newest Board members, Dr. Mary Tagliaferri and Dr. Ian Walters, both have public company experience; yet, have allowed the Issuer to continue to act with blatant disregard for its shareholders, the true owners of the business. Not only did the Board fail to accept Dr. Rabbani’s resignation, it has not provided any updates with respect to its March 2021 announcements regarding Dr. Rabbani stepping down as CEO or retaining Cain Brothers to help identify, evaluate, and execute strategic initiatives. It is clear that drastic change is required.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Board and management team regarding means to create shareholder value.

CUSIP No. 294100102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,471,771 Shares outstanding as of June 7, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 11, 2021.

A.	Radoff Foundation

(a)	As of the date hereof, the Radoff Foundation directly beneficially owns 309,401 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 309,401
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,401
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff

(a)	As of the date hereof, Mr. Radoff directly beneficially owns 2,800,599 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 309,401 Shares owned by the Radoff Foundation.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 3,110,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,110,000
4. Shared power to dispose or direct the disposition: 0

C.	Ms. Carr

(a)	As of the date hereof, Ms. Carr does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 294100102

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 3,110,000 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 29, 2021, the Reporting Persons entered into a Group Agreement pursuant to which, among other things, the parties agreed (i) to solicit proxies for the election of the Nominees at the Annual Meeting, (ii) not to purchase securities of the Issuer or take other action that would result in the Reporting Persons beneficially owning more than 9.99% of the Shares without the prior consent of the Radoff Foundation and Mr. Radoff (together, “Radoff”), and (iii) that Radoff would bear all expenses incurred in connection with the group’s activities. A copy of the Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement, dated September 29, 2021.

99.2	Power of Attorney

CUSIP No. 294100102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2021

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Lorrie A. Carr

CUSIP No. 294100102

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*

Rose Radoff Director and Secretary	Director and Secretary	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States

Russell Radoff Director	Medical Doctor	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 294100102

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	30,000	3.0773	08/16/2021
Purchase of Common Stock	60,000	3.4677	08/23/2021
Purchase of Common Stock	20,000	3.4865	10/01/2021
Purchase of Common Stock	109,401	3.4976	10/01/2021

BRADLEY L. RADOFF

Purchase of Common Stock	15,000	3.1546	08/11/2021
Purchase of Common Stock	30,000	3.1166	08/13/2021
Purchase of Common Stock	25,000	3.0270	08/17/2021
Purchase of Common Stock	15,000	3.0840	08/18/2021
Purchase of Common Stock	7,500	3.1171	08/19/2021
Purchase of Common Stock	47,500	3.3143	08/20/2021
Purchase of Common Stock	20,000	3.5010	08/24/2021
Purchase of Common Stock	300,000	3.4781	10/01/2021
Purchase of Common Stock	35,599	3.4774	10/04/2021
Purchase of Common Stock	225,000	3.4872	10/05/2021